Aurora Cannabis Sets Record Date of Australis Capital Distribution

Completion of Distribution and CSE Listing Expected September 2018

TSX: ACB

EDMONTON, Aug. 20, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that, in connection with the spin-out of its subsidiary Australis Capital Inc. ("Australis"), Aurora has set Friday August 24, 2018 as the record date for the distribution of Australis units (the "Distribution").

Canadian shareholders as at the record date will be eligible to receive the Distribution. Non-resident shareholders will be entitled to receive a cash payment net of any applicable withholding taxes following a sale of their respective units in the open market by an independent custodian following the Distribution. Consequently, Aurora anticipates the completion of the Distribution to shareholders and the public listing of Australis on the CSE to be completed in September 2018.

As previously announced on August 17, 2018, the Distribution will be paid on the basis of one unit for every 34 Aurora shares outstanding on the record date. Each unit will consist of one common share and one share purchase warrant of Australis. Each warrant will entitle the holder thereof to acquire one share at an exercise price of $0.25 per Australis share, on or prior to 4:00 p.m. (Eastern Time) on the date that is one year after the Distribution.

In accordance with applicable securities laws, only Canadian beneficial shareholders can participate in the Distribution. Canadian beneficial shareholders or their broker representatives are required to confirm Canadian residency by no later than September 14, 2018, otherwise they will be deemed to be non-resident shareholders and will receive the net cash proceeds from the sale of their units. Canadian shareholders who hold their shares in Aurora through a brokerage or other account are therefore urged to contact their brokers to ensure that their brokers have confirmed Canadian residency in the manner to be provided by CDS following the record date.

Management Commentary

"There is massive demand for additional capital to fuel the growth of the U.S. cannabis industry, as well as intense interest among investors to gain access to the American market. We are very pleased to have created this opportunity for Aurora's shareholders," said Terry Booth, CEO of Aurora. "The unparalleled access to numerous compelling business opportunities in the U.S., positions Australis well to generate significant shareholder value."

Scott Dowty, CEO of Australis, added, "We are well capitalized through our oversubscribed initial non-brokered private placement to execute on our investment strategy in the cannabis industry. The undercapitalized and fragmented nature of the U.S. cannabis industry creates ample opportunities for Australis to leverage its access to capital and secure attractively valued assets. Our teams have already begun evaluating several opportunities, and we are looking forward to responsible and sound execution post completion of the Distribution. We look forward to informing our shareholders and the market in this regard."

Board and Management

Australis' Board, Management team and Investment Advisory Committee have considerable financial, M&A, regulatory compliance and cannabis industry experience. The team members have deep domain expertise and a track record of success operating in highly competitive and rapidly evolving industries, consisting of the following people:

Executive Officers

Scott Dowty, CEO and Director

Mr. Dowty has 25 years of experience evaluating companies and markets to identify key business drivers, spur rapid revenue and profit growth in competitive and highly regulated global markets. Mr. Dowty has held executive and corporate officer positions with numerous publicly traded U.S. based companies, and founded several successful start-up companies in North America and abroad. Mr. Dowty's extensive operational experience in the International fintech and gambling sectors is closely aligned to the regulatory path of the U.S. cannabis industry.

Campbell Birge, CFO

Mr. Birge has more than 20 years' experience advising and working with public and private companies in Canada, the United States and Mexico. He is currently President and Director of U.S. listed CTT Pharmaceutical Holdings Inc. and previously served with other U.S. based public companies as CEO, CFO and Director. Mr. Birge is well connected in the capital markets and an adviser to public companies in the cannabis industry.

Directors

Arlene Dickinson

Arlene Dickinson is the owner and CEO of Venture Communications, a marketing and communications company she grew from a small, local firm to one of the largest independent agencies in Canada. Her marketing firm and venture fund, District Venture Capital, are focused on helping market, fund and grow entrepreneurs and entrepreneurial companies. She is a two-time best-selling author, accomplished public speaker, and is best known for her role as a Dragon/Venture Capitalist for ten seasons on the award-winning television series Dragons Den. Ms. Dickinson's leadership has been extensively recognized, including Canada's Most Powerful Women Top 100, the Pinnacle Award for Entrepreneurial Excellence, as well as PROFIT and Chatelaine's Top 100 Women Business Owners. She is also a Marketing Hall of Legends inductee.

Roger Swainson, Q.C.

Roger Swainson is a practicing lawyer with 35 years' experience in structuring and closing complex commercial and finance transactions throughout Canada. He is a senior partner and heads the Business Law Practice Group with the law firm of Brownlee LLP, a western Canadian regional law firm headquartered in Edmonton, Alberta. His areas of expertise include real estate, finance and commercial legal documentation. In his practice, Mr. Swainson has acted on numerous transactions involving the creation and financing of Real Estate Investment Trusts, the development and financing of large commercial real estate projects and the acquisitions of large commercial real estate portfolios. He has been a sessional lecturer at the University of Alberta Faculty of Law and has taught numerous courses through the Legal Education Society of Alberta on real estate and finance law and practice.

John Dover

John Dover is CEO of NelCorp Inc., a Canada-based operations management consultancy specializing in enhancing organizational performance and/or establishing effective Supply Chain Management (SCM) Programs for small to medium-sized firms across North America. In addition, Mr. Dover has broad experience in asset-based and structured financing transactions specific to more complex supply chain strategies. An experienced and engaged investor in diverse industries including cannabis, real estate, B2B and fintech. Mr. Dover is actively involved in raising investment capital for various Canadian nascent public companies on TSX and Venture exchange through an expansive private network.

Investment Advisory Committee

Desmond Balakrishnan

Desmond has practiced law as a partner at McMillan LLP since February 2002. Mr. Balakrishnan has served as Director and Corporate Secretary of a number of listed issuers. He received his Law Degree from the University of Alberta in 1997 and was called to the British Columbia Bar in 1998. A leader and pioneer in the sector, Mr. Balakrishnan has served as legal counsel for numerous public and private companies within the cannabis industry. Mr. Balakrishnan has developed a deep and well-respected understanding of the sector and has developed a large network of cannabis executives, enabling him to vet promising investment opportunities.

Graham Saunders

Graham Saunders has served as Vice Chairman, Head of Capital Markets Origination at Canaccord Genuity Corp. since January 2016. Mr. Saunders has been instrumental in Canaccord Genuity's entry and expansion into the cannabis sector. Prior to his current role, Mr. Saunders acted as Co-Head of Institutional Equity Sales and Managing Director at Canaccord Genuity Corp. Mr. Saunders' extensive involvement in both the U.S. and Canadian cannabis markets, and Canaccord Genuity's track record as the number one investment bank in the Cannabis sector results in excellent exposure to Cannabis opportunities, which Australis anticipates will contribute to the quality of the opportunities under review.

Neil Belot

Mr. Belot has been the Chief Global Business Development Officer at Aurora since March 2017, where he focuses on developing business opportunities that drive Aurora's domestic and international growth. Prior to this, he had held the position of Chief Brand Officer at Aurora since September 2015 with operational oversight of brand, sales, marketing, client care, and digital technology. Mr. Belot has been deeply involved with Canada's medical cannabis industry and community for more than seven years. He also serves on the Board of Directors for Australia's first licensed cannabis company Cann Group Limited, as well as for North America's largest public chain of liquor stores, Alcanna Inc. Prior to joining Aurora, he was the inaugural Executive Director of the trade association for commercial licensed producers; Cannabis Canada, formally known as the Canadian Medical Cannabis Industry Association.

About Australis

Australis Capital seeks to identify and invest in U.S. cannabis and real estate assets. Investments may include and are not limited to equity positions and/or debt in both public and private companies, financings in exchange for royalties or other distribution streams, and the possible acquisition of certain entities. Investments will be reviewed on an on-going basis to determine the appropriateness of their weighting within the greater portfolio, to provide optimal returns and grow shareholder value. Australis' stringent investment criteria for growth will maximize returns to shareholders, while focusing on significant near and mid-term opportunities with a commitment to regulatory requirements, governance, community and culture. Australis' Board, Management and Advisory Committee have material experience with, and knowledge of, the U.S cannabis space and expect to execute successfully with accretive deals in the near term.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 10 companies acquired – MedReleaf, CanvasRx, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, and Anandia – Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter, Facebook or Instagram

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to: statements in respect of the timing and details of the Distribution, the financial prospects of Australis, the listing of Australis Shares and Warrants on the CSE and the terms of the Restricted Back-in Right. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Investors should refer to the final prospectus filed by Australis in connection with the Distribution for more information, in particular the risk factors described therein under the heading "Risk Factors". The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com, www.auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, https://investor.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, https://investor.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 20-AUG-18